UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

Alderon Iron Ore Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01434T100

(CUSIP Number)

COPY TO: Olen Aaseon, J.D. General Counsel Alderon Iron Ore Corp. 1240 - 1140 West Pender Street Vancouver, BC, Canada V6E 4G1 Tel: 604-681-8030

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 9, 2012

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01434T100	SCHEDULE 13D	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Liberty Metals & Mining Holdings, LLC, IRS Identification No. 27-0619441
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,981,273
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 14,981,273
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,981,273
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15%
14.	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the common stock, no par value per share (the “Common Stock” or “Alderon Common Stock”) of Alderon Iron Ore Corp. (the “Issuer” or “Alderon”). The principal executive offices of the Issuer are located at 1240-1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1.

Item 2.	Identity and Background

This Statement is filed on behalf of the following person:

Liberty Metals & Mining Holdings, LLC (“LMMH”), a Delaware limited liability company, 175 Berkeley Street, Boston, Massachusetts 02116. LMMH’s principal business is investment in mineral and mining resources and related investments.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors, executive officers and controlling persons of LMMH, required by Item 2 of Schedule 13D is listed on Schedule A hereto and is incorporated by reference herein.

Within the last five years, neither LMMH, nor to the best of their respective knowledge, any executive officer or director of LMMH, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Using capital contributions received from its parent, on January 13, 2012, LMMH entered into a subscription agreement (the “Subscription Agreement”) with Alderon, pursuant to which LMMH purchased on a private placement basis, 14,981,273 shares of Aderon Common Stock at a price of CAD 2.67 per Purchase Share for a total subscription price of approximately CAD 40 million.

Item 4.	Purpose of Transaction

LMMH acquired the Issuer’s securities for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, LMMH may dispose of or acquire additional securities of the Issuer. LMMH intends to monitor and evaluate its investment in the Issuer in light of pertinent factors, market conditions, the Issuer’s performance and prospects, the trading prices of Alderon Common Stock, conditions in the industry and general economic conditions. LMMH may make additional purchases of Alderon Common Stock in the future through market transactions or otherwise, maintain its current investment, or dispose of some of all of Alderon Common Stock. Except as set forth below, LMMH does not have any current plans or proposals which would relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end-investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) LMMH owns an aggregate amount of 14,981,273 shares of Alderon Common Stock, (which constitutes approximately 15% of the 100,025,797 issued and outstanding shares of Alderon Common Stock).

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 14,981,273 shares. LMMH has no shared power to either vote or dispose of the shares.

(c) Except as otherwise described herein, including in Item 3, or in any Exhibit filed herewith, to the knowledge of the reporting person, none of the persons named in response to paragraph (a) above has effected any transaction in shares of Alderon Common Stock during the past sixty (60) days.

(d) With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Subscription Agreement and to the extent that LMMH owns 7.5% of Alderon’s issued and outstanding share capital, LMMH will be entitled to nominate one person to be appointed to the board of directors of Alderon and will have a pre-emptive right to participate in any future equity financings of Alderon. In the event that LMMH owns 10% or more of Alderon’s issued and outstanding share capital and desires to sell the purchased shares, Alderon will hold the right to identify a purchaser or purchasers to whom such purchased shares shall be sold.

Item 7.	Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: March 19, 2012	By:	/s/ Christopher Noel Dunn
Christopher Noel Dunn
Senior Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, a Delaware LLC, is 100% directly owned by Liberty Mutual Insurance Company, a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holdings company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals and Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

A. Alexander Fontanes Chairman of the Board Citizenship: U.S.A	Diana J. Walters Chief Executive Officer, President and Treasurer Citizenship: U.S.A	Dennis J. Langwell Chief Financial Officer and Senior Vice President Citizenship: U.S.A.

Dexter R. Legg Secretary and Vice President Citizenship: U.S.A	Christopher Noel Dunn Senior Vice President Citizenship: British	Christopher C. Mansfield Senior Vice President Citizenship: U.S.A

Sheila M. Lyons Vice President Citizenship: U.S.A	Gary J. Ostrow Vice President Citizenship: U.S.A	Caury Bailey Assistant Treasurer Citizenship: U.S.A

Kevin Donahue Assistant Treasurer Citizenship: U.S.A	David G. Hayter Assistant Treasurer Citizenship: U.S.A	Michael P. Russell Assistant Treasurer Citizenship: U.S.A

Joshua E. Beiser Assistant Secretary Citizenship: U.S.A	Kristin K. Ciotti Assistant Secretary Citizenship: U.S.A	James R. Pugh Assistant Secretary Citizenship: U.S.A
Directors
A. Alexander Fontanes Chairman of the Board Citizenship: U.S.A	Dennis J. Langwell Chief Financial Officer and Senior Vice President Citizenship: U.S.A	Christopher C. Mansfield Senior Vice President Citizenship: U.S.A.

Page 6 of 10 Pages

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.

James M. McGlennon Senior Vice President and Chief Information Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.	Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.	Paul G. Alexander Senior Vice President Citizenship: U.S.A.	J. Eric Brosius Senior Vice President and Corporate Actuary Citizenship: U.S.A.

Melanie M. Foley Senior Vice President Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President Citizenship: U.S.A.

Page 7 of 10 Pages

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

Edmund F. Kelly Chairman of the Board Citizenship: U.S.A.	David H. Long Chief Executive Officer and President Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.

A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.	James M. McGlennon Senior Vice President and Chief Information Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.

Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.	Paul G. Alexander Senior Vice President Citizenship: U.S.A.

J. Eric Brosius Senior Vice President and Corporate Actuary Citizenship: U.S.A.	Melanie M. Foley Senior Vice President Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Page 8 of 10 Pages

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

Michael J. Babcock Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Gary L. Countryman Chairman Emeritus Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Marian L. Heard President and Chief Executive Officer Oxen Hill Partners c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Francis A. Doyle, III President and Chief Operating Officer and President Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nicholas M. Donofrio Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Edmund F. Kelly Chairman of the Board c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Charles I. Clough, Jr. Chairman and Chief Executive Officer Clough Capital Partners, LP c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	John P. Hamill Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Thomas J. May Chairman, President and Chief Executive Officer NSTAR c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

David H. Long Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	John P. Manning Chief Executive Officer Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Stephen F. Page Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Annette M. Verschuren Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: Canada

Ellen A. Rudnick

Executive Director and Clinical

Professor, Polsky Center for

Entrepreneurship, University of

Chicago Booth School of Business

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

Page 9 of 10 Pages

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

William C. Van Faasen

Private Investor

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

Page 10 of 10 Pages